Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

Direct Dial Number +1-212-455-2516	E-mail Address bwells@stblaw.com

September 22, 2022

VIA EDGAR

Re:	Cohen & Steers Income Opportunities REIT, Inc.
Draft Registration Statement on Form S-11
Submitted July 22, 2022
CIK No. 0001939433

Mr. Benjamin Holt

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Holt:

On behalf of Cohen & Steers Income Opportunities REIT, Inc. (the “Company”), we hereby transmit via EDGAR for confidential submission with the U.S. Securities and Exchange Commission Amendment No. 1 (“Amendment No. 1”) to the above-referenced Draft Registration Statement relating to the offering of shares of its common stock, marked to show changes from the Draft Registration Statement confidentially submitted on July 22, 2022. The Draft Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes. The Company advises the Staff that it will file any required exhibits in one or more future pre-effective amendments. The Company understands that the Staff requires a reasonable amount of time for review.

In addition, we are providing the following responses to your comment letter, dated August 18, 2022, regarding the Draft Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

Draft Registration Statement on Form S-11 Submitted July 22, 2022

Cover Page

1.

We note that you have elected to be taxed as a REIT and that this is a blind pool offering. Please include the disclosure required by Industry Guide 5, as applicable, or provide us with a detailed legal analysis explaining why you do not believe Guide 5 is applicable to your offering. Please also refer to Securities Act Release 33-6900 (June 17, 1991) and CF Disclosure Guidance: Topic No. 6 for additional guidance.

While the Company agrees that Guide 5 is generally applicable to this offering, the Company respectfully submits that Cohen & Steers, Inc. (“CNS”) has not sponsored any prior programs, either public or nonpublic, that would require disclosure pursuant to Guide 5 because none have invested primarily in real estate (regardless of investment objectives of the programs) or have investment objectives similar to those of the Company.(1) As disclosed throughout the Draft Registration Statement, the Company intends to acquire a diversified, high-quality portfolio of properties that aims to generate durable income and attractive total return, initially focused on assets in the United States and ranging across asset types (collectively, the “Targeted Assets”). The Targeted Assets may be acquired through joint ventures

1

See SEC Industry Guide 5, Item 8, Prior Performance of the General Partner and Affiliates (“The narrative summary in the text of the prospectus should include a description of the sponsor’s experience in the last ten years with all other programs, both public and nonpublic, that have invested primarily in real estate, regardless of the investment objectives of the programs.”).

U.S. Securities and Exchange Commission	2	September 22, 2022

with operating partners. CNS has sponsored certain investment programs that invest in real estate-related securities (the “Prior CNS Programs”). However, these Prior CNS Programs do not seek to invest primarily in real estate. Although some Prior CNS Programs have made real estate investments (including in Targeted Assets), such investments are not a material part of their investment objective. As noted above, Guide 5 requires inclusion of programs only if they primarily invest in real estate (not real estate-related securities). The Company also respectfully notes that Guide 5, as clarified by Disclosure Topic No. 6, seeks to provide investors with useful prior performance disclosure that allows investors to evaluate the sponsor in order to make an informed investment decision. This goal is balanced against the belief that sponsors should avoid voluminous and complex prior performance disclosure that may obscure other material information about the Company. The Company respectfully submits that the performance of Prior CNS Programs would not be informative to prospective investors with respect to the Company’s likelihood of successfully achieving its investment objectives. Given the very different investment strategy that the Company intends to pursue as compared to the Prior CNS Programs, such information could potentially be misleading or confusing to investors. Accordingly, the prior performance of Prior CNS Programs is not included in the Draft Registration Statement of the Company, as it is not required by the terms of Guide 5 and would not be useful to investors.

2.	We note that Cohen & Steers expects to purchase your shares or operating partnership units. Please confirm the following and include revised disclosure under appropriate captions in your prospectus:

•	whether you currently have any shares outstanding from the private offering;

•	which Cohen & Steers entities have participated or will participate in the private offering;

•	whether the private offering is or will be made to investors other than Cohen & Steers;

•	when the private offering will terminate in relation to the commencement of the registered offering; and

•	the factors you will consider in determining the offering price for the shares or units.

The Company respectfully advises the Staff that it will provide additional information about the private offering when such information is available.

3.

We note your disclosure on page 4 that as a perpetual-life, non-listed REIT you may consider a liquidity event at any time in the future, you are not obligated by your charter or otherwise to effect a liquidity event at any time. Please revise your risk factor bullet points on the cover page to disclose that you have no requirement to ever provide liquidity.

The Company has revised the disclosure on the cover page and page 9 of Amendment No. 1 in response to the Staff’s comment.

4.	Please revise your summary risk factors to disclose if true, that there is no limit on the amount of leverage you may incur.

The Company respectfully submits that such disclosure is not necessary. The Company’s charter, in response to requirements pursuant to the North American Securities Administrators Association’s Statement of Policy Regarding Real Estate Investment Trusts, as revised and adopted on May 7, 2007 (the “NASAA REIT Guidelines”), specifically limits the Company’s borrowings to 300% of its net assets, which approximates to borrowing 75% of the cost of its investments, unless a majority of its independent directors approves any borrowing in excess of the limit. The Company must disclose any borrowings in excess of such limitation along with a justification for such excess to shareholders in its next quarterly report. The Company has disclosed this information on pages 5 and 120 of its prospectus and a related risk factor on page 82 of its prospectus.

Prospectus Summary, How is an investment in shares of your common stock different from listed REITs?, page 6

5.

We note your disclosure that your board of directors determined the initial offering price of your shares in its sole discretion. Please expand your disclosure to describe factors considered in determining such offering price. Please refer to Item 505(a) of Regulation S-K.

The Company has revised the disclosure on page 6 of Amendment No. 1 to specify that the board of directors selected the initial offering price to be consistent with the initial offering prices per share of many other blind-pool non-traded REITs.

Prospectus Summary, What fees do you pay to the Advisor and its affiliates?, page 19

6.	Please clarify whether you may increase the compensation payable to your advisor and its affiliates without notice to, or consent of, your stockholders.

The Company has revised the disclosure on pages 19, 132 and 136 of Amendment No. 1 to specify that in the event that there is an increase in the compensation payable to the Company’s advisor or its affiliates following approval by the Company’s independent directors and subject to the other limitations in the Company’s advisory agreement and charter, the Company will disclose such increase in a current report, to the extent that such disclosure would be required pursuant to such report, or in a periodic report, and in a prospectus supplement, if the change occurred during the offering period. The Company may also evaluate whether seeking stockholder consent would be prudent depending on the nature of the change.

U.S. Securities and Exchange Commission	3	September 22, 2022

Risk Factors, Risks Related to Conflicts of Interest, page 86

7.

Please expand your risk factors to address the conflicts of interest arising from the nature and timing of the performance participation interest calculation and accrual. In this regard, we note your disclosure that, because distributions with respect to the performance participation interest are calculated from the Operating Partnership’s Total Return over a calendar year, the Special Limited Partner may be entitled to receive compensation under the performance participation for a given year, even if some of your stockholders who purchased shares during such year experienced a decline in NAV per share. We also note your disclosure that, because the estimated performance participation allocation accrues monthly, stockholders whose shares are repurchased during a given year may have their shares repurchased at a lower NAV per share at such time, even if no performance participation allocation for such year is ultimately payable to the Special Limited Partner at the end of such year.

The Company has revised its risk factor disclosure on pages 86-87 of Amendment No. 1 in response to the Staff’s comment.

Estimated Use of Proceeds, page 108

8.

We note the assumption that you will sell the maximum primary offering amount of $2.4 billion in this best efforts offering. Please tell us what consideration you gave to presenting tabular information assuming less than the maximum offering amount is raised. Additionally, as there is no minimum, please revise the Estimated Use of Proceeds section and where appropriate to address the possibility you raise substantially less than the maximum.

The Company respectfully submits that other non-traded real estate investment trusts do not present tabular information assuming less than the maximum offering amount is raised so the Company chose to follow industry practice. In addition, the Company respectfully directs the Staff to its disclosure on page 108 of Amendment No. 1 that states, “[t]he number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from what is shown in the tables below.” In addition, the Company revised the disclosure on pages 40 and 108 of Amendment No. 1 to address the possibility that it may raise substantially less than the maximum offering amount.

Investment Guidelines and Portfolio Allocation, page 113

9.

We note your disclosure that your board may revise your investment policies without the approval of your stockholders. Please revise to clarify how you will notify stockholders of changes in your investment policies.

The Company has revised the disclosure on page 114 of Amendment No. 1 to specify that in the event that there is a material change to its investment guidelines following approval by the Company’s board of directors, the Company will disclose such change in a current report, to the extent that such disclosure would be required pursuant to such report, or in a periodic report, and in a prospectus supplement, if the change occurred during the offering period.

Management, page 126

10.	Please describe any termination fees that may be payable to your adviser, dealer manager or any of their affiliates.

The Company respectfully advises the Staff that no termination fees are payable to the Advisor, Cohen & Steers Securities, LLC, the dealer manager for the offering, or any of their respective affiliates.

Compensation, Stockholder Servicing Fees, page 137

11.

Please revise your disclosure to clearly state that investors will pay stockholder servicing fees on shares acquired as part of your distribution reinvestment plan. In this regard, we note your disclosure on page 138 that gross proceeds will include the gross proceeds of any shares issued under your distribution reinvestment plan. Please clarify how the issuance of DRIP shares impacts your NAV calculation, which is used as the basis for determining the ongoing stockholder servicing fee, and describe the impact that a NAV different from the assumed $10 per share would have on the amount and length of time over which the stockholder servicing fee will be paid.

The Company respectfully directs the Staff to its disclosure on page 17 of Amendment No. 1 which states that “all outstanding Class T, Class S, Class D, Class F-T, Class F-S and Class F-D shares, including those purchased under our distribution reinvestment plan, will be subject to ongoing stockholder servicing fees.” In addition, the Company has revised the disclosure on pages 21 and 137 of Amendment No. 1 to clarify further that the Company will pay stockholder servicing fees with respect to outstanding Class T shares, Class S shares, Class D shares, Class F-T shares, Class F-S shares and Class F-D shares issued pursuant to the distribution reinvestment plan. The Company has also added disclosure to clarify that the issuance of DRIP shares increases our aggregate NAV because distributions are reinvested in new shares. However, the issuance of DRIP shares does not impact our NAV per share calculation because the cash proceeds of distributions are contributed to acquire shares at the current NAV per share. If the NAV per share was above $10 per share, then the stockholder servicing fee would be paid for a shorter period as the servicing fee for each year would be larger resulting in the cap being met earlier.

U.S. Securities and Exchange Commission	4	September 22, 2022

Conflicts of Interest, page 145

12.	Please revise to address any conflict of interest which may arise as the result of the management fee waiver.

The Company has revised the disclosure on page 153 of Amendment No. 1 to provide disclosure regarding the conflict of interest which may arise as a result of the Advisor’s waiver of the management fee in response to the Staff’s comment.

13.

We note your disclosure on page 146 and elsewhere in the prospectus that there may be overlap of investment opportunities with Other Cohen & Steers Accounts. Please consider expanding your disclosure to provide insight into the size of any competing funds, and any additional procedures you have to allocate opportunities.

Cohen & Steers does not expect to raise capital for another account or fund that would directly compete with the Company for income-focused stabilized private real estate investments. As currently disclosed in the prospectus, however, there may be overlap of real estate and real estate security investment opportunities with certain Other Cohen & Steers Accounts. This overlap is limited and not expected to be material in the future.

For example, the Cohen & Steers Closed-End Funds (as defined in Amendment No. 1) have the ability to invest a limited amount of their capital in similar income-focused stabilized private real estate investments to the extent they have sufficient available capital. There are currently no additional Other Cohen & Steers Accounts that are expected to invest in income-focused stabilized private real estate. If there is a time in the future when both the Company and the Cohen & Steers Closed-End Funds or Other Cohen & Steers Accounts have capital available to invest in income-focused stabilized private real estate investments, and to the extent an investment is determined by the Advisor to satisfy both the investment objectives of us and the Cohen & Steers Closed-End Funds or Other Cohen & Steers Accounts, such investment will generally be allocated in accordance with the Advisor’s existing policies and procedures at such time. The Company has revised the disclosure on page 90 of Amendment No. 1 to specify that these policies and procedures are designed to comply with the Investment Company Act of 1940, which prohibits Cohen & Steers from arranging for Cohen & Steers Closed-End Funds to participate at the same time in the same income-focused stabilized private real estate investments as the Company until the Cohen & Steers Closed-End Funds have applied for and been granted exemptive relief by the SEC. Unless and until such exemptive relief is sought and granted, Cohen & Steers will allocate between the Company and such Cohen & Steers Closed-End Funds on a rotational basis when both have available capital for the applicable transaction. If such exemptive relief is sought and granted by the SEC, income-focused stabilized private real estate investments will be allocated according to Sponsor’s prevailing policies and procedures on a basis that is fair and equitable.

Plan of Operation, Liquidity and Capital Resources, page 164

14.

Please revise to disclose the amount of organization and offering expenses incurred by your Advisor on your behalf to date. In this regard, we note your disclosure that your Advisor will advance all of your organization and offering expenses and that you will reimburse the Advisor for all such advanced expenses.

The Company has revised the disclosure on page 165 of Amendment No. 1 and other related disclosures to reflect the amount of organization and offering expenses incurred by the Advisor on the Company’s behalf as of the date of the prospectus.

Share Repurchases, page 239

15.

Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017) please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

The Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to the Repurchase Plan. The Company believes the Repurchase Plan is consistent with the relief granted by the Division of Corporation Finance in prior no action letters. By way of illustration, set forth below is a table setting forth the key features underlying the relief granted in Blackstone Real Estate Income Trust, Inc. (“Blackstone REIT”) (Letter dated September 12, 2016). As shown below, the Company’s plan contains each of these key features.

Key Features of Repurchase Plan	Blackstone REIT	CNS REIT

•  All material information relating to the Repurchase Plan will be fully and timely disclosed to all stockholders. The terms of the Repurchase Plan will be fully disclosed in the Prospectus as well as any prospectus used for subsequent offerings, and the most recently determined NAV per share for each class of the Company’s common stock will always be available on the Company’s website and toll-free information line.

	✓	✓

U.S. Securities and Exchange Commission	5	September 22, 2022

Key Features of Repurchase Plan	Blackstone REIT	CNS REIT

•  The Company will not solicit repurchases under the Repurchase Plan other than through the Prospectus and supplements thereto disclosing the transaction price and NAV per share of each class of the Company’s common stock. Stockholders desiring to request repurchase of all or a portion of their shares will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the Repurchase Plan will be ministerial.

	✓	✓

•  Shares will be repurchased monthly under the Repurchase Plan at a price which will generally be equal to the NAV per share for the applicable class of shares for the prior month, and the Company will file prospectus supplements with the SEC with such frequency as is required by the Securities Act, disclosing the historical NAV per share of each class of shares and also provide each month the transaction price and the NAV per share for each class of shares on the Company’s website and toll-free information line. Subject to the terms of the Repurchase Plan, the Company will repurchase shares at the transaction price per share for the applicable class of the Company’s common stock.

	✓	✓

•  Repurchases will be made on a monthly basis. The repurchase price normally will be paid in cash within three business days following the last calendar day of the applicable month and will be the same for all shares of the same class repurchased on a given month.

	✓	✓

•  Repurchases under the Repurchase Plan will be limited in any calendar month to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 2% of the combined NAV of all classes of the Company’s common stock as of the last calendar day of the previous month and will be limited in any calendar quarter to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 5% of the combined NAV of all classes of Company’s common stock as of the last calendar day of the previous calendar quarter.

	✓	✓

•  If the monthly or quarterly volume limitation is reached in any given month or the Company determines to repurchase fewer shares than have been requested to be repurchased in any particular month, repurchases under the Repurchase Plan for such month will be made on a pro rata basis.

	✓	✓

•  Stockholders may withdraw any repurchase request by notifying the Company’s transfer agent on the Company’s toll-free information line before 4:00 p.m. Eastern time on the last business day of the applicable month.

	✓	✓

•  Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the Repurchase Plan will be promptly disclosed in a prospectus supplement (or post-effective amendment if required by the Securities Act), or special or periodic report filed by the Company, as well as on the Company’s website.

	✓	✓

•  There will be no established regular trading market for the Company’s common stock. The Repurchase Plan will be terminated if the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company’s shares develops.

	✓	✓

•  The Repurchase Plan is intended to remain open indefinitely for the life of the Company unless modified or suspended by the Company’s board of directors. The Company is structured as a perpetual-life entity and has no intention to list its shares for trading on an exchange or other trading market.

	✓	✓

• The Repurchase Plan is open to all stockholders with respect to shares issued in the public offering.	✓	✓

16.

We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

The Company acknowledges that it is responsible for (i) analyzing the applicability of Regulation M to the Repurchase Plan and (ii) considering all of the elements of the Repurchase Plan in determining whether the program is consistent with the relief granted by the Division of Market Regulation in the class exemptive letter, dated October 22, 2007, granted to Alston & Bird LLP. The Company has reviewed the applicability of Regulation M to the Repurchase Plan and has determined that the Repurchase Plan is consistent with the class exemptive letter, dated October 22, 2007, granted by the Division of Market Regulation to Alston & Bird LLP.

U.S. Securities and Exchange Commission	6	September 22, 2022

General

17.	We note that you intend to price your shares monthly based on NAV. Please supplementally provide us with your template for future NAV disclosures.

The Company’s template for future NAV disclosures is provided as Exhibit A hereto.

18.

Please supplementally provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5 and CF Disclosure Guidance: Topic No. 3. In addition, please confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

The Company acknowledges that sales materials to be used in connection with the Company’s public offering must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with the prospectus. The Company will submit all such written sales material, including material that will be used only by broker-dealers, proposed to be transmitted to prospective investors, either orally or in writing, to the SEC prior to use for the duration of the registered public offering.

19.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and undertakes to provide the Staff with any such written communications that the Company, or anyone authorized to do so on its behalf, present to potential investors.

20.

Please revise the outside back cover page of the prospectus to advise dealers of their prospectus delivery obligation, including the expiration date specified by Section 4(3) of the Securities Act. Please refer to Item 502(b) of Regulation S-K.

The Company has revised the outside back cover page of the prospectus in response to the Staff’s comment.

*        *        *         *        *

U.S. Securities and Exchange Commission	7	September 22, 2022

Please do not hesitate to call me at 212-455-2516 or Ryan Bekkerus at 212-455-2293 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Benjamin Wells

cc:	U.S. Securities and Exchange Commission

Jeffrey Gabor

Jeffrey Lewis

Kristina Marrone

Cohen & Steers Income Opportunities REIT, Inc.

Terri Liftin

Exhibit A

TEMPLATE NAV DISCLOSURE

*****

COHEN & STEERS INCOME OPPORTUNITIES REIT, INC.

SUPPLEMENT NO. [    ] DATED [        ], 20XX

TO THE PROSPECTUS DATED [        ], 20XX

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Cohen & Steers Income Opportunities REIT, Inc., dated [    ], 20XX (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of [Month] 1, 20XX; and

•	to disclose the calculation of our [NAV month] [Last day], 20XX net asset value (“NAV”) per share for each class of our common stock.

[Month] 1, 20XX Transaction Price

The transaction price for each share class of our common stock sold in this offering for subscriptions accepted as of [Month] 1, 20XX (and repurchases as of [Prior month] [Last day], 20XX) is as follows:

Transaction Price (per share)
Class T	$	[	]
Class S	$	[	]
Class D	$	[	]
Class I	$	[	]
Class F-T	$	[	]
Class F-S	$	[	]
Class F-D	$	[	]
Class F-I	$	[	]

The transaction price for each of our Class T, Class S, Class D, Class I, Class F-T, Class F-S, Class F-D, and Class F-I shares is equal to such class’s NAV per share as of [NAV month] [Last day], 20XX. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

[NAV month] [Last day], 20XX NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.[            ].com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV.

Our total NAV presented in the following table includes the NAV of our Class T, Class S, Class D, Class I, Class F-T, Class F-S, Class F-D, and Class F-I common stock, [as well as partnership interests of the Operating Partnership held by parties other than the Company].2

[2]	The reference to the partnership interests here and elsewhere will only be included if applicable.

The following table provides a breakdown of the major components of our total NAV as of [NAV month] [Last day], 20XX ($ and shares in thousands):

Components of NAV	[DATE]
Investment in real property	$
Investment in real estate debt
Investment in real estate-related securities
Cash and cash equivalents
Restricted cash
Other assets
Debt obligations
Subscriptions received in advance
Other liabilities
Accrued performance participation allocation
Management fee payable
Stockholder servicing fees(1)

Net Asset Value	$

Number of outstanding shares[/units]

(1)

Stockholder servicing fees only apply to Class T, Class S, Class D, Class F-T, Class F-S, and Class F-D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S, Class D, Class F-T, Class F-S and Class F-D shares. As of [NAV month] [Last day], 20XX, we have accrued under GAAP approximately $[    ] million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S, Class D, Class F-T, Class F-S and Class F-D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of [NAV month] [Last day], 20XX ($ and shares in thousands, except per share data):

NAV Per Share	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class F-T Shares	Class F-S Shares	Class F-D Shares	Class F-I Shares	Third- Party Operating Partnership Units	Total
Net asset value	$	$	$	$	$	$	$	$	$	$
Number of outstanding shares[/units]

NAV per share as of [NAV month] [Last day], 20XX	$	$	$	$	$	$	$	$	$	$

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the [NAV month] [Last day], 20XX valuations, based on property types. Once we own more than one property in additional property types, we will include the key assumptions for these property types.

Property Type	Discount Rate		Exit Capitalization Rate
Office	[	]%	[	]%
Industrial	[	]	[	]
Retail	[	]	[	]
Multifamily	[	]	[	]

These assumptions are determined by independent third-party appraisal firms or our independent valuation advisor and reviewed by the Advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Office Investment Values		Industrial Investment Values		Retail Investment Values		Multifamily Investment Values
Discount Rate	0.25% decrease	[	]%	[	]%	[	]%	[	]%
(weighted average)	0.25% increase	[	]%	[	]%	[	]%	[	]%
Exit Capitalization Rate	0.25% decrease	[	]%	[	]%	[	]%	[	]%
(weighted average)	0.25% increase	[	]%	[	]%	[	]%	[	]%